DIANE D. DALMY
ATTORNEY AT LAW
8965 W. CORNELL PLACE
LAKEWOOD, COLORADO 80227
303.985.9324 (telephone)
303.988.6954 (facsimile)
email: ddalmy@earthlink.net

April 21, 2011

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:   Raj Rajan
            Senior Staff Accountant

Brian K. Bhandari
Branch Chief

Re:      Infospi, Inc.
Form 10-K/A for Fiscal Year Ended December 31, 2009
Filed March 16, 2011
Supplemental Response submitted March 15, 2011
File No. 000-53104

To Whom It May Concern:

On behalf of Infospi, Inc., now known as Onteco Corporation, a Nevada corporation (the “Company”), this letter is in response to the letter from the Securities and Exchange Commission letter dated March 28, 2011 (the “SEC Letter”). We will be responding to the comments in the SEC Letter and filing the Company’s amended Form 10-K for fiscal year ended December 31, 2009 and other reports by Tuesday, April 26, 2011.

Sincerely,

Diane D. Dalmy